461(a) Acceleration Request

September 18, 2012

U.S. Securities and Exchange Commission

100 F. Street., N.E.

Washington, DC 20549

Re: TIAA-CREF Funds

File No. 333-76651

461(a) Request for Acceleration of Effectiveness

Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, the TIAA-CREF Funds (the “Trust”) and its distributor, Teachers Personal Investors Services, Inc., respectfully request that the effectiveness of the 57th Post-Effective Amendment (“PEA”) of the Trust’s registration statement on Form N-1A, be accelerated to September 21, 2012. We filed PEA 57 of the Trust’s registration statement on July 18, 2012.

We filed PEA 60 of the Trust’s registration statement on September 18, 2012. PEA 60 reflects our responses to the Commission staff’s comments on PEA 57. PEA 60 was submitted in order to: (1) register the Social Choice Bond Fund, a new series of the Trust, and (2) effect a number of non-material editorial changes.

If you have any questions or comments concerning the enclosed Amendment, please contact John M. McCann at (704) 988-6543.

Sincerely,

TIAA-CREF FUNDS

/s/ Phillip G. Goff

Name: Phillip G. Goff

Title: SVP, Funds Treasurer

Teachers Personal Investors Services, Inc.

/s/ Keith H. Rauschenbach

Name: Keith H. Rauschenbach

Title: President